UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 August 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1.	Paul Reynolds to lead Telecom through demerger

2.	Telecom announces board members of ‘New Chorus’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 31 August 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA ADVISORY

31 August, 2011

PAUL REYNOLDS TO LEAD TELECOM THROUGH DEMERGER, THE ESTABLISHMENT OF NEW TELECOM AND TRANSITION TO A NEW CEO IN FY 2012/13

Telecom has confirmed today that its chief executive officer, Dr Paul Reynolds, has committed to lead Telecom through the process of demerging Chorus and the successful establishment of New Telecom as an independent company. This announcement is being made now in order to make intentions clear as regards leadership tenure for the forthcoming period of stakeholder briefings, which lead up to the shareholder vote on the proposed demerger of Chorus.

It is expected that the board of New Telecom will begin a search process during 2012 to identify Paul Reynolds’ replacement, who will lead the company during financial year 2012/13 and beyond.

Telecom chairman, Wayne Boyd, said: “I have already indicated my intention to step down as chairman, assuming shareholder agreement to the demerger of Chorus, which is scheduled by the end of 2011.

“I am particularly delighted Paul has agreed to stay on and provide continuity of leadership while the New Telecom business is established under a new chairman and, ultimately, a new CEO. Until then, Paul is fully committed and mandated to lead Telecom towards the completion of the demerger and New Telecom in its establishment as a separate business, building on the momentum we already have in our key markets,” said Mr Boyd.

Paul Reynolds said: “I am excited by the challenge of completing the establishment of a new industry structure that is unprecedented in the telecommunications world, and leading Telecom into this new and important era.

“As that process draws to an end during 2012 it will bring to a natural conclusion the transformation programme the Board hired me to lead and, after five years in the role, it will be a good time to hand over to a new CEO.

“Meantime, I’m determined to ensure that New Zealand, Telecom’s customers, our people and our shareholders benefit from the demerger and UFB.

“I’ve had no time yet to develop my plans for the next phase but I certainly aim to retain strong ties with New Zealand,” said Dr Reynolds.

ENDS

Contact:

Mark Watts,

Head of Communications,

Telecom New Zealand,

0272 504 018

MEDIA ADVISORY

31 August, 2011

Telecom announces board members of ‘New Chorus’

Telecom today announced the membership of the board for ‘New Chorus’.

The announcement was part of a wider market disclosure of information relating to the demerger of Telecom New Zealand later this year.

The demerger, which would bring about the structural separation of Telecom into two standalone companies, is subject to shareholder approval.

If the demerger proceeds, the six non-executive directors of New Chorus will be:

Sue Sheldon (chair)

Anne Urlwin

Clayton Wakefield

Jon Hartley

Keith Turner

Prue Flacks

“I am delighted with the calibre of the New Chorus board, and the range of skills, experience and perspectives they would bring to the governance of New Zealand’s largest telecommunications utility in the UFB era,” said Telecom chairman Wayne Boyd.

“The board of New Chorus reflects the diversity of experience that will be required as New Chorus faces its future.

“The appointments recognise the attributes the new directors are able to bring to the job. And at a time when there is a sharp focus on female participation at New Zealand’s board tables, it is particularly heartening that 50% of the New Chorus board is female, including chair Sue Sheldon.

“Sue Sheldon of course was appointed to the board of Telecom in June 2010, and we announced her appointment as chair-designate of New Chorus in May 2011. Sue is already very familiar with the challenges and opportunities of the new era, and has established an excellent working relationship with Chorus chief executive Mark Ratcliffe.

“I congratulate the new members on their appointments, and wish them all the best in their new roles in the event that the demerger of Telecom proceeds later this year,” said Mr Boyd.

(Biographical details overleaf)

Contacts at Telecom:

Mark Watts, 027 250 4018

or

Ian Bonnar, 027 215 7564

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New Chorus Board

Sue Sheldon CNZM; BCom; FCA

Chairman, Non-Executive Director

Sue Sheldon CNZM has been a member of the Telecom Board since 21 June 2010 and Chairs the Human Resource and Compensation Committee and is a member of the Audit and Risk Management Committee. Sue is a professional company director. She is a director of Contact Energy Limited, Freightways Limited, Paymark Limited, and the Reserve Bank of New Zealand and former director of Smiths City Group Limited, and Wool Grower Holdings Limited and Wool Industry Network Limited.

Prior to moving into a professional director role, Sue practised as a Chartered Accountant. She is a former president of the New Zealand Institute of Chartered Accountants and was made a Companion of the New Zealand Order of Merit for services to business.

Sue has previously held directorships in Meridian Energy Limited, Ngai Tahu Holdings Limited, Christchurch International Airport Limited and Asure New Zealand Limited, and is the former chair of the National Provident Fund. She has extensive experience as both chair and member of audit and risk committees. For some years Sue has been involved with the governance of Girl Guiding New Zealand, the leadership organisation for girls and young women.

The following have been conditionally appointed as Non-Executive Directors of New Chorus and will be formally appointed upon Demerger:

Anne Urlwin, BCom; CA; F InstD; FNZIM; ACIS

Non-Executive Director

Anne Urlwin has 20 years’ directorship experience in sectors ranging from energy, health, construction, regulatory services, internet infrastructure, research, banking, forestry and the primary sector as well as education, sports administration and the arts. She is Chairman of Lakes Environmental and Naylor Love Enterprises, and a director of New Zealand electricity generator and retailer Meridian Energy and New Zealand Cricket. She is the former chair of the New Zealand Blood Service and of New Zealand Domain Name Registry Limited. She is a member of the College of Chartered Accountants, New Zealand Institute of Chartered Accountants and is also a Fellow of the Institute of Directors in New Zealand and of the New Zealand Institute of Management.

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Clayton Wakefield, BSci (Computer Science); GradDip Mgmt

Non-Executive Director

Clayton Wakefield is an executive director and owner of Techspace Consulting Limited, a leading New Zealand independent IT advisory company working with New Zealand’s major corporates. . Clayton is also an independent non-executive director of Endace Limited. From 2001 to 2007 he was Head of Technology and Operations at ASB Bank Limited, one of the largest providers of financial and insurance services in New Zealand. Clayton has over 30 years’ experience in the banking, financial services, telecommunications and technology industries. Clayton was previously a director and chairman of Electronic Transactions Services Limited, New Zealand’s leading electronic payments provider and also previously a director and chairman of Visa New Zealand Limited. Clayton holds a Bachelor of Science in Computer Science and Mathematics from Waikato University and a Post Graduate Diploma in Management from the University of Auckland.

Jon Hartley, BA Econ Accounting (Hons); Fellow ICA (England & Wales); Associate ICA (Australia); Fellow AICD

Non-Executive Director

Jon Hartley is an English and Australian Chartered Accountant and Fellow of the Australian Institute of Company Directors. He has lived and worked in several countries and held senior executive and non-executive roles across a diverse range of commercial and not for profit organisations including chairing SkyCity Limited, CEO of Brierley NZ and Solid Energy and CFO of Lend Lease in Australia. His current roles include Deputy Chair of ASB Bank, ASB Life and VisionFund International, director of Mighty River Power and VisionFund Cambodia, and trustee of World Vision NZ and the Wellington City Mission.

Keith Turner, BE (Hons); ME; PhD

Non-Executive Director

Dr Keith Turner was Chief Executive of New Zealand electricity generator and retailer Meridian Energy for 9 years from its establishment in 1999. He is now the Chairman of Fisher and Paykel Appliances, Deputy Chairman of Auckland International Airport and a director of Spark Infrastructure, an Australian listed company. He is also a director of several small start-up enterprises. Keith has had an extensive career in electricity, taking part in much of its reform including separation of Transpower from Electricity Corporation of New Zealand Limited (ECNZ) in 1992, the separation of Contact Energy from ECNZ in 1996 and the eventual break up of ECNZ into three companies in 1999.

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Prue Flacks, LLB; LLM.

Non-Executive Director

Prue Flacks has been an independent, non-executive director of Bank of New Zealand since 19 October 2009. Prue is also a director of Mighty River Power Limited, a trustee of the Victoria University Foundation and a barrister and solicitor with extensive specialist experience in commercial law and, in particular, banking and finance and securities law. Her areas of expertise include corporate and regulatory matters, corporate finance, capital markets, securitisation and business restructuring. She is a consultant to Russell McVeagh and was previously a partner at Russell McVeagh for 20 years. She is also a member of the Institute of Directors, Global Women, Shareholder Association, INFINZ and the Banking & Financial Services Law Association.

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